UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑

Explanatory note
     This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG, except that the “Outlook” subsection of the “Management Report” section of the Interim Report is not so incorporated by reference.
Exhibit 99.1: The following sections of Deutsche Bank AG’s Interim Report as of September 30, 2007: “The Group at a Glance”, “Management Report”, the unaudited financial statements and “Other Information”.
Exhibit 99.2: Capitalization table of Deutsche Bank AG as of September 30, 2007.
Exhibit 99.3: Statement re Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended September 30, 2007 and December 31, 2006 (also incorporated as Exhibit 12.4 to Registration Statement No. 333-137902 of Deutsche Bank AG).
Exhibit 99.4: Letter regarding Unaudited Interim Financial Information from KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (also incorporated as Exhibit 15.4 to Registration Statement No. 333-137902 of Deutsche Bank AG).
Application of IFRS
     The information provided herein does not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. Therefore it may be subject to adjustments based on the preparation of the full set of financial statements for 2007. The segment information is based on IFRS 8: “Operating Segments” with a reconciliation to IAS 14: “Segment Reporting”. IFRS 8, while approved by the International Accounting Standards Board (IASB), has yet to be endorsed by the European Union.
Forward-looking statements contain risks
    This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
 By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2007 on pages 9 through 15 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
Use of non-GAAP financial measures
    This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS or U.S. GAAP, as the case may be, in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Most Directly Comparable IFRS
Non-GAAP Financial Measure	Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income before income tax

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity

Net income attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income attributable to Deutsche Bank shareholders

Diluted earnings per share (target definition)	Diluted earnings per share

For descriptions of these and other non-GAAP financial measures, please refer to the “Other Information” portion of the Interim Report filed as part of Exhibit 99.1 hereto, as well as page 47 of our “Transition Report — 2006 IFRS Comparatives”, which we submitted to the SEC in our Report on Form 6-K on April 20, 2007, and page (v) of our 2006 Annual Report on Form 20-F (and the other pages referred to on such page).

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: October 31, 2007

	By:	/s/ Martin Edelmann

	Name:	Martin Edelmann
	Title:	Managing Director

	By:	/s/ Mathias Otto

	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel